SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



                           FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



               Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended



            Central Termoelectric Buenos Aires S.A.
               __________________________________
               (Name of foreign utility company)



                   Entergy Enterprises, Inc.
               __________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



       The Commission is requested to mail copies of all communications relating to this Notification to:


Frederick F. Nugent, Esq.          Thomas C. Havens, Esq.
General Counsel                    Mayer, Brown & Platt
Entergy Enterprises, Inc.          1675 Broadway
4 Park Plaza                       New York, New York 10019-5820
Suite 2000
Irvine, California  92614

     Entergy Enterprises, Inc., a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that Central Termoelectric Buenos Aires S.A. ("CTBA") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.


Item 1.   Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

          Central Termoelectric Buenos Aires S.A.
          Avenida Espana
          3301
          Buenos Aires, Argentina

     CTBA owns and operates an electric generating facility (the "Facility") located on a site being leased from Central
Costanera, S.A. ("Costanera") near Buenos Aires, Argentina.   The
Facility will initially consist of one 200 megawatt ("MW") simple cycle combustion turbine generator fueled by oil or gas. In a second phase, the Facility will be converted to combined cycle operation and expanded to 320 MW by incorporation of Unit 5 of Costanera's electric generating station, which will be leased to CTBA. The Facility also includes interconnection components necessary to connect the Facility with the utility grid.
Entergy, indirectly through various direct and indirect subsidiaries, has an aggregate 10.86% ownership interest in CTBA.

     To Entergy's knowledge, the following persons (other than Entergy) currently own a 5% or more voting interest in CTBA:
Costanera, 51%; Endesa Argentina S.A., 27.2%; and KLT Power
Bermuda Ltd., 12%.


Item 2. Domestic Associate Public-Utility Companies of CTBA and their Relationship to CTBA.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of CTBA: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred to herein as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with CTBA.


EXHIBIT A.     State Certification.

     Not applicable.

                           SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   ENTERGY ENTERPRISES, INC.




                                   By: /s/ Frederick F. Nugent
                                        Frederick F. Nugent
                                        Assistant Secretary



Dated:    June 13, 1997